[redacted]

S

COMMISSION

549

06001957

SEC FILE NO.
8-65166

RECEIVED
MAR 01 2006
SEC MAIL PROCESSING SECTION
WASHINGTON, D.C.
209

BD 3/17

AB 3/20

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (mm/dd/yy) AND ENDING 12/31/05 (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

NOLLENBERGER CAPITAL PARTNERS, INC.

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No)

101 CALIFORNIA STREET, SUITE 3100
(No and Street)

SAN FRANCISCO (city) CALIFORNIA (State) 94111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BRUCE NOLLENBERGER (415) 402-6001
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose option is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite B-213, (Address) Walnut Creek, (City) California (Sate) 94596 (Zip Code)

CHECK ONE:

(X) Certified Public Accountant
( ) Public Accountant
( ) Accountant nor resident in United State or any of its possession.

PROCESSED
MAY 25 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the option of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, **BRUCE NOLLENBERGER**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **NOLLENBERGER CAPITAL PARTNERS, INC.** as of **DECEMBER 31, 2005**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

ALLISON MEYER
COMM. #1498125
Notary Public-California
SAN FRANCISCO COUNTY
My Comm. Exp. July 2, 2008

Signature

President & CEO
Title

Notary Public

This report** contains (check all applicable boxes):

(X)	(a)	Facing page.
(X)	(b)	Statement of Financial Condition.
(X)	(c)	Statement of Income (Loss).
(X)	(d)	Statement of Cash Flows.
(X)	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(X)	(g)	Computation of Net Capital.
( )	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( )	(i)	Information Relating to the Possession or control Requirements Under Rule 15c3-3.
(X)	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
( )	(k)	A Reconciliation between the audited and un-audited Statements of Financial Condition with respect to methods of consolidation.
(X)	(l)	An Oath or Affirmation.
( )	(m)	A copy of the SIPC Supplemental Report.
( )	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(X)	(o)	Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Nollenberger Capital Partners, Inc. and Subsidiary

Table of Contents

ERNST WINTTER & ASSOCIATES *Certified Public Accountants*

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, California 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report

Board of Directors
Nollenberger Capital Partners, Inc. and Subsidiary
San Francisco, California

We have audited the accompanying consolidated statement of financial condition of Nollenberger Capital Partners, Inc. and Subsidiary (the Company) as of December 31, 2005, and the related consolidated statements of income (loss), changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Nollenberger Capital Partners, Inc. and Subsidiary at December 31, 2005 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst Wintter & Associates

February 2, 2006

Nollenberger Capital Partners, Inc. and Subsidiary

Statement of Financial Condition

December 31, 2005

Assets

Cash and equivalents	$	19,407
Receivables from clearing organizations		283,007
Securities owned, at market value		3,837,627
Deposit with clearing organization		50,835
Commissions receivable		541,222
Prepaid expenses and other assets		209,041
Notes receivable		577,680
Furniture and equipment, net of $315,828 accumulated depreciation		662,503
Total assets	$	6,181,322

Liabilities and Stockholders' Equity

Accounts payable and accrued expenses			$	430,977
Commissions payable				268,345
Promissory note payable				637,960
Deferred tax liability				41,476
Taxes payable				4,645
Total liabilities				1,383,403
Stockholders' equity				
Common stock $0.001 par value,				
Voting; 10,000,000 shares authorized; 6,460,090 shares issued and outstanding	$	6,460		
Non-voting; 4,000,000 shares authorized; 3,909,001 shares issued and outstanding		3,909		
Additional paid-in capital		8,185,417		
Retained earnings (deficit)		(3,397,867)		
Total stockholders' equity				4,797,919
Total liabilities and stockholders' equity			$	6,181,322

See independent auditor's report and accompanying notes.

Nollenberger Capital Partners, Inc. and Subsidiary

Statement of Income (Loss)

For the Year Ended December 31, 2005

Revenues:	
Commissions and related fees	$ 6,926,698
Interest income	99,702
Other income	749,997
Total revenue	7,776,397
Expenses:	
Compensation and benefits	7,055,482
Clearing fees	485,330
Rent	498,216
Professional fees	290,936
Quote fees	173,953
Depreciation	129,573
Interest expense	24,840
Other operating expenses	588,690
Total expenses	9,247,020
Income (loss) before tax	(1,470,623)
Tax provision	48,291
Net income (loss)	$ (1,518,914)

See independent auditor's report and accompanying notes.

Nollenberger Capital Partners, Inc. and Subsidiary

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2005

	Voting		Non-voting			
	Common Stock At Par	Additional Paid in Capital	Common Stock At Par	Additional Paid in Capital	Retained Earnings (Deficit)	Stockholders' Equity
December 31, 2004	$ 6,038	$ 3,294,003	$ 1,287	$ 1,403,713	$ (1,878,953)	$ 2,826,088
Issuance of 422,519 shares of voting common stock	422	474,974				475,396
Issuance of 2,622,043 shares of non-voting common stock			2,622	3,012,727		3,015,349
Net income (loss)					(1,518,914)	(1,518,914)
December 31, 2005	$ 6,460	$ 3,768,977	$ 3,909	$ 4,416,440	$ (3,397,867)	$ 4,797,919

See independent auditor's report and accompanying notes.

Nollenberger Capital Partners, Inc. and Subsidiary

Statement of Cash Flows

For the Year Ended December 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income (loss)	$(1,518,914)
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:	
Depreciation	129,573
Deferred income taxes	41,476
(Increase) decrease in:	
Receivable from clearing organization	2,089,230
Deposit with clearing organization	(835)
Commissions receivable	(47,280)
Securities owned	(3,687,701)
Securities purchased under agreements to resell	75,000
Prepaid expenses and other assets	21,174
Increase (decrease) in:	
Accounts payable and accrued expenses	223,092
Commissions payable	1,601
Taxes payable	4,645
Net cash provided (used) by operating activities	(2,668,939)
CASH FLOWS FROM INVESTING ACTIVITIES	
Increase in notes receivable	(425,000)
Collections on notes receivable	106,160
Purchases of equipment	(484,629)
Net cash provided (used) by investing activiities	(803,469)
CASH FLOWS FROM FINANCING ACTIVITIES	
Issuance of common stock	3,490,747
Payments on note payable	(50,000)
Net cash provided (used) by financing activities	3,440,747
Net increase (decrease) in cash and cash equivalents	$ (31,661)
Cash and cash equivalents, beginning of year	51,068
Cash and cash equivalents, end of year	$ 19,407
SUPPLEMENTAL DISCLOSURES	
Interest paid	$ 25,675
Income taxes paid	$ 2,170

See independent auditor's report and accompanying notes.

Nollenberger Capital Partners, Inc. and Subsidiary

Notes to the Financial Statements

December 31, 2005

(1) Organization

Nollenberger Capital Partners, Inc. (the Company) was founded in December 2001. The Company is registered with the National Association of Securities Dealers, Inc. (NASD) and was made effective July 11, 2002; business commenced on July 15, 2002.

Structured as a full-service broker-dealer and registered investment advisor, the Company is engaged in the US equity and debt markets. The business is focused on asset management, private brokerage for high net worth individuals and corporate customers, investment banking and institutional sales.

The Company has a wholly owned subsidiary, Nollenberger Capital Investment Advisory, Inc. (the subsidiary), which was incorporated on September 25, 2002.

(2) Summary of Significant Accounting Policies

Basis of Consolidation
The consolidated financial statements include accounts of the Company and its wholly owned subsidiary. The Company is engaged in a single line of business as a securities broker-dealer.

Customer and Proprietary Securities Transactions
The Company clears all customers' transactions on a fully disclosed basis in accordance with a clearing agreement with Bear Stearns Securities Corporation. The Company promptly transmits all funds and delivers all securities received in connection with its activities as a broker dealer to Bear Stearns Securities Corporation and does not otherwise hold funds or securities for, or owe money or securities to, customers. Commission income and expenses and related clearing charges generated from customer securities transactions are recorded on a trade date basis as the transaction occurs.

The Company, in its capacity as a securities dealer, records proprietary securities transactions in regular-way trades on the trade date, as if they had settled. Profit and loss arising from all proprietary securities transactions entered into and for the account and risk of the Company are recorded on a trade date basis. In connection with these proprietary securities transactions, the Company will have amounts receivable and payable to their clearing broker for these transactions that have not reached their contractual settlement date. These receivables and payables are recorded net on the statement of financial condition.

The Company claims an exemption from Rule 15c3-3 on the basis that all its customer transactions are cleared through Bear Stearns Securities Corporation on fully disclosed basis.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

(2) Summary of Significant Accounting Policies (Continued)

Cash & Cash Equivalents
For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments with original maturities of three months or less that are not held for sale in the ordinary course of business. Cash equivalents exclude cash at clearing organization and cash that is held as collateral for any corporate obligation.

Commissions Receivable
The Company considers commissions receivable to be fully collectible, and accordingly, no allowance for doubtful accounts has been provided. If amounts become uncollectible, they will be charged to operations when that determination is made.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Property and Equipment
Property and equipment are valued at cost. Depreciation is being provided by the use of accelerated and straight-line methods over the estimated useful lives of the assets.

Securities Owned
Securities owned consist of equity securities and are stated at market value with related changes in unrealized appreciation or depreciation reflected in trading profit.

Income Taxes
The Company and its qualified Subchapter S subsidiary, with the consent of its shareholders, had elected under the Internal Revenue Code to be treated as an S corporation through December 29, 2005. In lieu of corporate income taxes, the Company's income or loss is generally passed through to the shareholders' federal and state individual income tax returns. However, the Company and its subsidiary were liable for California Franchise tax on S corporations.

Effective December 30, 2005, the Company terminated its S election and began operating as a C Corporation for federal and state tax purposes.

Deferred income taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Nollenberger Capital Partners, Inc. and Subsidiary

Notes to the Financial Statements

December 31, 2005

(3) Securities Purchased under Agreement to Resell

Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements) are accounted for as collateralized financings. It is the policy of the Company to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

(4) Notes Receivable

	Balance December 31, 2005
On August 2, 2002, the Company advanced an employee $300,000. The unsecured promissory note is payable in monthly payments of $5,661, including interest at 5% through August 2, 2007.	$ 108,422
On October 4, 2002, the Company advanced an employee $150,000. The unsecured promissory note is payable in monthly payments of $2,831, including interest at 5% through October 4, 2007.	59,388
On June 3, 2005, the Company advanced an employee $125,000. The unsecured promissory note is payable in monthly payments of $2,417, including interest at 6% through June 3, 2010.	114,115
On December 1, 2005, the Company advanced an employee $300,000. The unsecured promissory note is payable in monthly payments of $5,870, including interest at 6.5% through November 15, 2010.	295,755
	$ 577,680

(5) Property and Equipment

Property and equipment consist of the following:

Furniture and equipment	$ 923,583
Leasehold improvements	54,748
	$ 978,331
Accumulated depreciation	(315,828)
	$ 662,503

(6) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital (Rule 15c3-1) which requires the Company to maintain minimum net capital equal to or greater than $100,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2005, the Company's net capital was $3,296,876, which exceeded the requirement by $3,196,876.

(7) Promissory Note Payable

On March 15, 2004, the Company repurchased 1,080,108 shares of voting common stock of one shareholder with a $687,960 promissory note payable. The note carries an annual interest rate of 3.34 percent payable in arrears on each March 15 beginning in 2005. The note is payable in three annual installments of principal of $50,000 on each July 1 beginning in 2005. The final principal payment of $537,960 along with the last interest payment is due and payable on March 15, 2008.

(8) Standby Letter of Credit

On December 31, 2005, the Company was contingently liable to First Bank under a $20,000 standby letter of credit which expires on October 1, 2006 and a $175,000 standby letter of credit which expires on November 24, 2006. The standby letters of credit are used as security on the Company's office lease in San Francisco. Under the Company's New York lease, they are required to furnish a letter of credit in the amount of $114,756. This letter of credit is with Silicon Valley Bank and expires on November 15, 2006.

(9) Operating Leases

The Company currently leases office space in San Francisco and San Jose, California. The San Jose lease expires on September 30, 2008. The San Francisco lease expires on August 31, 2010. During 2005, the Company entered into a lease for office space in New York City. The lease began on November 15, 2005 and expires on September 30, 2008. The future annual minimum lease payments are as follows:

Year	Amount
2006	$ 859,364
2007	1,053,359
2008	959,280
2009	688,493
2010	57,374
	$3,617,870

(10) Retirement Plan

The Company sponsors a 401(k) profit sharing plan. The plan allows employees to elect to defer a percentage of compensation each year through salary reduction contributions to the plan. The employer may elect to make discretionary contributions to the plan. At December 31, 2005, the Company did not make a discretionary contribution for the year.

(11) Income Taxes

Income tax expense consists of current California franchise taxes of $3,200 and other state franchise taxes of $3,045. The deferred tax liability is the result of using Internal Revenue Code Section 179 which expenses the cost of fixed assets in the year of purchase for tax purposes versus expensing over the assets' estimated useful lives for financial statement purposes. The deferred tax assets are primarily the result of federal and California net operating loss carryforwards of $10,877 and $7,991, respectively. The federal loss carryforward is due to expire beginning 2025 and the California loss carryforward is due to expire beginning 2015. The Company's total deferred tax assets and liabilities as of December 31, 2005 are as follows:

Deferred tax asset	$ 2,498
Deferred tax liability	43,974
Net deferred tax liability	$ 41,476

The components of the income tax provision (benefit) for the year ended December 31, 2005 are as follows:

Current:		
Federal	$ -	
State	6,815	
		$ 6,815
Deferred:		
Federal	$ 25,936	
State	15,540	
		$41,476
Tax Provision		$48,291

(12) Stock Option Plan

The Company has established a stock option plan authorizing the granting of stock options of the Company's voting and non-voting common stock for a term of not more than ten years from the grant date. The plan is accounted for under the intrinsic value recognition and measurement principles of APB Opinion No. 25 "Accounting for Stock Issued to Employees" and related interpretations. Under the plan, the exercise price of each option equals the market value of the Company's stock on the grant date. Accordingly, no stock based compensation, other than acquisition related compensation is included in income (loss). During 2005, 180,018 options were exercised and acquisition related compensation of $97,021 was recognized. At December 31, 2005 there were 760,000 outstanding options shares with an exercise price at $1.15 per share plus 1,215,000 outstanding options shares with an exercise price at $1.00 per share. The total outstanding options have a weighted average exercise price of $1.06 per share and a weighted average remaining contractual life of 1.1 years. Options for 701,667 shares were exercisable at December 31, 2005 and had a weighted average exercise price of $1.01 per share.

The status of the Company's stock option plan as of December 31, 2005 and the changes during the year is summarized below:

Options	Shares	Weighted Average Exercise Price
January 1, 2005	1,415,018	$ .95
Granted	740,000	1.15
Exercised	(180,018)	.61
December 31, 2005	1,975,000	1.06

The outstanding options at December 31, 2005 vest and expire as follows:

Year	Options Vest	Options Expire
2004	363,333	-
2005	338,334	-
2006	861,667	450,000
2007	328,333	1,175,000
2008	83,333	300,000
2009	-	50,000
Total	1,975,000	1,975,000

(13) Stock Bonus Plan

The Company established a stock bonus plan reserving shares of the Company's common stock for issuance to key employees as compensatory stock bonuses. During the year, 332,501 shares of common stock valued by the Company at $382,376 were issued to eleven employees. The value of shares issued is included in compensation expense. Market value is set by the Company's board of directors which matches the most recent issue price of the Company's stock. At December 31, 2005, 880,000 shares, 255,000 voting and 625,000 non-voting, were reserved for future stock bonuses to eleven employees. The bonus awards vest annually over a 2 to 5 year period. Employees have no rights to the bonus shares prior to the vesting date and lose all rights upon termination of employment. Shares are earned and vest as follows:

Year	Shares
2006	296,250
2007	296,250
2008	168,750
2009	78,750
2010	40,000
	880,000

(14) Financial Instruments with Off- Balance-Sheet Credit Risk

As a securities broker, the Company executes transactions with and on the behalf of customers. The Company introduces these transactions for clearance to a clearing firm on a fully disclosed basis.

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations.

In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market price in order to fulfill the customer's obligation.

The Company seeks to control off-the-balance-sheet credit risk by monitoring its customer transactions and reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary.

SUPPLEMENTAL INFORMATION

Nollenberger Capital Partners, Inc. and Subsidiary

Schedule I
Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2005

Net Capital		
Total stockholders' equity qualified for net capital		$ 4,797,919
Less: Non-allowable assets		
Prepaid expenses and other assets	$ 209,041	
Notes receivable	577,680	
Furniture and equipment (net)	662,503	
Other receivables	16,666	
Total non-allowable assets		1,465,890
Net capital before haircuts		3,332,029
Less: Haircuts		35,153
Net capital		$ 3,296,876
Net minimum capital requirement of 6 2/3% of aggregate indebtedness of $1,383,403 or $100,000, whichever is greater		100,000
Excess net capital		$ 3,196,876

Reconciliation with Company's Net Capital Computation (included in Part II of Form X-17A-5 as of December 31, 2005)

Net capital, as reported in Company's Part II of Form X-17A-5 as of December 31, 2005	$ 3,343,000
Decrease in stockholder's equity	(20,894)
Increase in non-allowable assets	(25,230)
Net capital per above computation	$ 3,296,876

ERNST WINTTER & ASSOCIATES *Certified Public Accountants*

675 Ygnacio Valley Road, Suite B-213
Walnut Creek, California 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Nollenberger Capital Partners, Inc. and Subsidiary
San Francisco, California

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Nollenberger Capital Partners, Inc. and Subsidiary (the Company) for the period ended December 31, 2005, we considered its internal control including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objective stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exceptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payments for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the Company's internal control and its operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of procedures to be performed in our audit of the financial statements of the Company for the year ended December 31, 2005, and this report does not affect our report thereon dated February 2, 2006.

> The size of the business and the resultant limited number of employees imposes practical limitations on the effectiveness of those internal control policies and procedures that depend on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulations of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 2, 2006